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      Contact: Pat D. Hemlepp                                     [AEP LOGO]
               Manager, Media Relations                           AMERICAN
               American Electric Power                            ELECTRIC
               614/223-1620                                       POWER


      FOR IMMEDIATE RELEASE



      AMERICAN ELECTRIC POWER SCHEDULES
      ANNUAL SHAREHOLDERS MEETING FOR MAY 27


NEWS COLUMBUS, Ohio, April 28, 1998 -- American Electric Power (NYSE: AEP) has scheduled its annual meeting of shareholders for 9:30 a.m. EDT Wednesday, May 27, at The Ohio State University's Fawcett Center, 2400 Olentangy River Road.

            At the meeting, AEP Shareholders will be asked to:

      - approve an increase in the number of authorized shares of AEP common stock from 300 million to 600 million;

      - approve the use of these shares to complete a merger transaction with Central and South West Corp. (the companies announced their intention to merge on Dec. 22, 1997);

      -  elect 11 directors to one-year terms;

      - and ratify the appointment of Deloitte & Touche LLP as independent auditors for 1998.

            AEP, a global energy company, is one of the United States' largest investor-owned utilities, providing energy to 3 million customers in Indiana, Kentucky, Michigan, Ohio, Tennessee, Virginia and West Virginia. AEP has holdings in the United States, the United Kingdom, China and Australia. Wholly owned subsidiaries provide power engineering, energy consulting and energy management services around the world. The company is based in Columbus, Ohio. On Dec. 22, 1997, AEP announced a definitive merger agreement for a tax-free, stock-for-stock transaction with Central and South West Corp., a public utility holding company based in Dallas.

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            News releases and other information about AEP can be found on the
      World Wide Web at http://www.aep.com.

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